November 21, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-4561

Re: Elventix Technology Corporation

Amendment No. 2 to Registration Statement on Form S-1 Filed October 15, 2025

File No. 333-289122

Ladies and Gentlemen:

This letter is being furnished by name (the “Company”) in response to comments contained in the letter dated November 18, 2025 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Tallis Mateus Da Silva, President of the Company, with respect to the Registration Statement on Form S-1 (File No. 333-289122) that was initially submitted to the Commission on 15th of October (the “Amendment No. 2”). The Company is submitting Amendment No. 3 to the Company’s Registration Statement (“Amendment No. 2”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1

Interim Financial Statements as of August 31, 2025 Statements of Cash Flows, page F-5

1. Please revise "the net cash increase for period" and "cash at end of period" line items to reflect the correct amounts of ($2,097) and $403, respectively.

RESPONSE: We respectfully acknowledge the Staff’s comment. The Company has revised the line items.

Notes to the Financial Statements as of and for the period ended May 31, 2025 Note 3. Summary of Significant Accounting Policies

Dividends, page F-6

2. You state here that the promissory note to Smarterest Incorporated matures on November 15, 2025. However, on pages 11 and 27 you refer to a maturity date of November 14, 2026. Please revise this apparent inconsistency. To the extent the agreement has been subsequently revised, ensure you include a discussion of such change in a subsequent events footnote and file such amendment as an exhibit.

RESPONSE: We respectfully acknowledge the Staff’s comment. The Company has revised the disclosure on pages 11, 27 and F-6 to reflect the correct original maturity date of November 14, 2025 for the promissory note (the “Original note”) to Smarterest Incorporated. Additionally, subsequent to the reporting period, the Company executed an Amendment to the promissory note dated May 15, 2025 (the “Amendment note”) on November 13, 2025, which is referenced throughout the Registration Statement. The Amendment note (i) corrects an erroneous reference to the maturity date in the Original Note and (ii) extends the maturity date to December 31, 2025. The Amendment note is filed as Exhibit 10.3.1 to this Registration Statement. All other terms and conditions of the Original note remain unchanged.

Thank you.

Elventix Technology Corp.
By:	/s/	Tallis Mateus Da Silva
	Name:	Tallis Mateus Da Silva
	Title:	President, Treasurer, Secretary and Director (Principal Executive, Financial and Accounting Officer)